# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dianthus Therapeutics, Inc. /DE/, CIK 0001690585
CUSIP: 252828108
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 7 Times Square, 43rd Floor, New York, New York (NY), 10036
Date of event which requires filing of this statement: 03/17/2025
Filed by CIK 0001791827
Persons authorized to receive notices and communications: Dee Raibourn, Esq., c/o Avidity Partners Management LP, 2828 N Harwood Street, Suite 1220, Dallas, Texas (TX), 75201, 214-550-1934

## Reporting persons
- Avidity Partners Management LP (CIK 0001791827): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,378,939; sole dispositive power 0; shared dispositive power 3,378,939; aggregate amount beneficially owned 3,378,939 (9.9% of the class)
- Avidity Partners Management (GP) LLC (CIK 0001993910): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,378,939; sole dispositive power 0; shared dispositive power 3,378,939; aggregate amount beneficially owned 3,378,939 (9.9% of the class)
- Avidity Capital Partners Fund (GP) LP: type of reporting person: partnership (PN), other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,378,939; sole dispositive power 0; shared dispositive power 3,378,939; aggregate amount beneficially owned 3,378,939 (9.9% of the class)
- Avidity Capital Partners (GP) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,378,939; sole dispositive power 0; shared dispositive power 3,378,939; aggregate amount beneficially owned 3,378,939 (9.9% of the class)
- Avidity Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 764,610; sole dispositive power 0; shared dispositive power 764,610; aggregate amount beneficially owned 764,610 (2.3% of the class)
- Avidity Private Master Fund I LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 2,749,625; sole dispositive power 0; shared dispositive power 2,749,625; aggregate amount beneficially owned 2,749,625 (8.3% of the class)
- Michael Gregory (CIK 0001993963): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 3,378,939; sole dispositive power 0; shared dispositive power 3,378,939; aggregate amount beneficially owned 3,378,939 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Dianthus Therapeutics, Inc. /DE/
Address of issuer's principal executive offices: 7 Times Square, 43rd Floor, New York, New York (NY), 10036

## Item 2. Identity and Background
Name of person filing:
This statement is filed on behalf of each of the following person (collectively, the "Reporting Persons"):

i. Avidity Partners Management LP;
ii. Avidity Partners Management (GP) LLC;
iii. Avidity Capital Partners Fund (GP) LP;
iv. Avidity Capital Partners (GP) LLC;
v. Avidity Master Fund LP;
vi. Avidity Private Master Fund I LP; and
vii. Michael Gregory.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to a Reporting Persons is made by such Reporting Persons.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

The Reporting Persons have entered into a joint filing agreement, filed as Exhibit A to this Amendment No. 2 to Schedule 13D, pursuant to which the Reporting Persons agreed to file the Schedule 13D and any amendments thereto in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 2828 N Harwood Street, Suite 1220, Dallas, Texas 75201.
Present principal occupation or employment: The principal business of Avidity Partners Management LP is managing investments. Avidity Partners Management (GP) LLC is the general partner of Avidity Partners Management LP. Avidity Capital Partners Fund (GP) LP serves as the general partner of private investment funds managed by Avidity Partners Management LP, including Avidity Master Fund LP and Avidity Private Master Fund I LP. Avidity Capital Partners (GP) LLC is the general partner of Avidity Capital Partners Fund (GP) LP. Mr. Gregory is the managing member of Avidity Partners Management (GP) LLC and Avidity Capital Partners (GP) LLC.
Criminal convictions in the last five years: None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.
Citizenship:
i. Avidity Partners Management LP is a Delaware limited partnership;
ii. Avidity Partners Management (GP) LLC is a Delaware limited liability company;
iii. Avidity Capital Partners Fund (GP) LP is a Delaware limited partnership;
iv. Avidity Capital Partners (GP) LLC is a Delaware limited liability company;
v. Avidity Master Fund LP is a Cayman Islands exempted limited partnership;
vi. Avidity Private Master Fund I LP is a Cayman Islands exempted limited partnership; and
vii. Michael Gregory is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds used for the acquisition of the Common Stock and warrants to purchase Common Stock reported herein came from the working capital of private funds advised by Avidity Partners Management LP. No borrowed funds were used to purchase the Common Stock or the warrants to purchase the Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons are filing this Amendment No. 2 to report a greater than 1.00% decrease in the percentage of shares of Common Stock beneficially owned by Avidity Master Fund LP due to the sale of shares of Common Stock by Avidity Master Fund LP.

Although the Reporting Persons do not have any specific plan or proposal to acquire, transfer or dispose of Common Stock at the time of this filing, consistent with their investment purpose, the Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, acquire or seek to acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or dispose of or seek to dispose of all or a portion of such shares of Common Stock now owned or hereafter acquired. The Reporting Persons reserve the right to change their intention with respect to any or all of the matters required to be disclosed in this Item 4.

The Reporting Persons have not made a determination regarding a maximum or minimum number of shares of Common Stock or other securities of the Issuer that it may hold at any point in time.

Except as set forth herein and below, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

In April 2022, Avidity Master Fund LP, Avidity Private Master Fund I LP and certain other private funds managed by Avidity Partners Management LP acquired an aggregate of 4,601,403 shares of OpCo Series A Preferred Stock at a price of $4.34 per share. On September 12, 2023, the Reporting Persons purchased an aggregate of 982,261 shares of Common Stock of the OpCo at a weighted average price of $5.09 per share. At the effective time of the Merger, each outstanding share of OpCo common stock was exchanged for shares of Common Stock at an exchange ratio of approximately 0.2181 shares of Common Stock for each share of OpCo common stock. Accordingly, the Reporting Persons received an aggregate of 1,217,554 shares of Common Stock in connection with the Merger.

On September 11, 2023, the Company, OpCo and the certain former holders of OpCo common stock and OpCo pre-funded warrants, including Avidity Private Master Fund I LP, entered into a registration rights agreement (the "Merger Registration Rights Agreement"), pursuant to which, among other things, the Company agreed to provide for the registration and resale of certain shares of Common Stock that are held by the OpCo Investors from time to time. The foregoing description of the Merger Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Registration Rights Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

On January 22, 2024, the Company and the purchasers in the Private Placement, including the Reporting Persons, entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which, among other things, the Company agreed to provide for the registration and resale of the shares of Common Stock and shares of Common Stock issuable upon exercise of the Pre-Funded Warrants that were purchased by the Reporting Persons in the Private Placement. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

The aggregate number of shares of Common Stock and the percentage of total outstanding shares of Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of shares of Common Stock in this Statement are based on 32,125,179 shares of Common Stock outstanding as of March 7, 2025 as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 11, 2025. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: Avidity Partners Management LP, Avidity Partners Management (GP) LLC, Avidity Capital Partners Fund (GP) LP, Avidity Capital Partners (GP) LLC and Michael Gregory have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of (a) 1,680,902 shares of the Common Stock reported in (a) above and (b) Pre-Funded Warrants to purchase up to 1,833,333 shares of Common Stock, the exercise of which is subject to a beneficial ownership limitation of 9.9% of the outstanding Common Stock. The Statement excludes shares of Common Stock issuable upon exercise of the Pre-Funded Warrants in excess of the beneficial ownership limitation.
Transactions in the class effected during the past sixty days: Avidity Master Fund LP has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of (a) 10,000 shares of Common Stock reported in (a) above and (b) Pre-Funded Warrants to purchase up to 754,610 shares of Common Stock, the exercise of which is subject to a beneficial ownership limitation of 9.9% of the outstanding Common Stock of the Common Stock.
Other persons with the right to receive dividends or sale proceeds:
Avidity Private Master Fund I LP has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of (a) 1,670,902 shares of the Common Stock reported in (a) above and (b) Pre-Funded Warrants to purchase up to 1,078,723 shares of Common Stock, the exercise of which is subject to a beneficial ownership limitation of 9.9% of the outstanding Common Stock.

The transactions in the Common Stock by the Reporting Persons during the past sixty days in respect of the Issuer are set forth on Exhibit B.

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6. The Reporting Persons are party to the following contracts, agreements and understanding with respect to securities of the Company:

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A - Joint Filing Agreement

B - Schedule of Transactions in the Shares

1 - Registration Rights Agreement, dated September 11, 2023, by and among the Company, OpCo and certain parties thereto (incorporated by reference to Exhibit 4.2 of the Company's Form 8-K filed with the SEC on September 12, 2023).

2 - Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed with the SEC on January 22, 2024).

## Signatures
- Avidity Partners Management LP: By Avidity Partners Management (GP) LLC, its general partner, By: /s/ Michael Gregory, Michael Gregory / Managing Member (03/19/2025)
- Avidity Partners Management (GP) LLC: By: /s/ Michael Gregory, Michael Gregory / Managing Member (03/19/2025)
- Avidity Capital Partners Fund (GP) LP: By Avidity Capital Partners (GP) LLC, its general partner, By: /s/ Michael Gregory, Michael Gregory / Managing Member (03/19/2025)
- Avidity Capital Partners (GP) LLC: By: /s/ Michael Gregory, Michael Gregory / Managing Member (03/19/2025)
- Avidity Master Fund LP: By Avidity Capital Partners Fund (GP) LP, its general partner, By: Avidity Capital Partners (GP) LLC, its general partner, By: /s/ Michael Gregory, Michael Gregory / Managing Member (03/19/2025)
- Avidity Private Master Fund I LP: By Avidity Capital Partners Fund (GP) LP, its general partner, By: Avidity Capital Partners (GP) LLC, its general partner, By: /s/ Michael Gregory, Michael Gregory / Managing Member (03/19/2025)
- Michael Gregory: By: /s/ Michael Gregory, Michael Gregory (03/19/2025)